SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Liberty Media Acquisition Corporation
(Name of Issuer)

Series A common stock, par value $0.0001 per share
(Title of Class of Securities)

53073L 104
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53073L 104

(1)	Names of Reporting Persons Liberty Media Corporation
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 14,375,000 (1)(2)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 14,375,000 (1)(2)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,375,000 (1)(2)
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
(11)	Percent of Class Represented By Amount in Row (9) 20.0% (3)
(12)	Type of Reporting Person (See Instructions) CO

(1)	Reflects 14,375,000 shares of Series A common stock, par value $0.0001 per share (“Series A Common Stock”), of Liberty Media Acquisition Corporation (the “Issuer”) issuable upon conversion of 14,375,000 shares of Series B common stock, par value $0.0001 per share ("Series B Common Stock"), of the Issuer which are issuable upon conversion of 14,375,000 shares of Series F common stock, par value $0.0001 per share (“Series F Common Stock”), of the Issuer that are beneficially owned by Liberty Media Corporation.

(2)	Shares beneficially owned by Liberty Media Corporation are held indirectly through control of a wholly-owned subsidiary, Liberty Media Acquisition Sponsor LLC.

(3)	The calculation assumes that a total of 71,875,000 shares of Series A Common Stock are outstanding, which is the sum of (i) the shares of Series A Common Stock outstanding as of September 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and (ii) the 14,375,000 shares of Series A Common Stock issuable upon conversion of the shares of Series B Common Stock which are issuable upon conversion of the shares of Series F Common Stock reported herein.

Item 1(a).	Name of Issuer:

Liberty Media Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

12300 Liberty Boulevard
Englewood, Colorado 80112

Item 2(a).	Name of Person Filing:

Liberty Media Corporation (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

12300 Liberty Boulevard
Englewood, Colorado 80112

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Series A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

53073L 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See footnote 2 to the cover page.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	LIBERTY MEDIA CORPORATION

	By:	/s/ Brittany A. Uthoff
		Name:	Brittany A. Uthoff
		Title:	Vice President

EXHIBIT INDEX

99.1.	Assistant Secretary’s Certificate of Liberty Media Corporation